Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 19 DATED APRIL 7, 2017
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 29, 2016, Supplement No. 11 dated November 18, 2016, which superseded and replaced all previous supplements to the prospectus, Supplement No. 12 dated December 7, 2016, Supplement No. 13 dated December 22, 2016, Supplement No. 14 dated January 6, 2017, Supplement No. 15 dated February 7, 2017, Supplement No. 16 dated March 7, 2017, Supplement No. 17 dated March 22, 2017, and Supplement No. 18 dated March 27, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments.

OPERATING INFORMATION

Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission (SEC) on March 17, 2014 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,375,000,000 in shares of Class A common stock (Class A Shares) and $1,125,000,000 in shares of Class T common stock (Class T Shares). We are also offering $475,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of March 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 483,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $12.5 million, consisting of approximately 451,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $11.7 million ($9.5 million in Class A Shares and $2.2 million in Class T Shares), and approximately 32,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $771,000. As of March 31, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 14.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $350.2 million ($336.3 million in Class A Shares and $13.9 million in Class T Shares; including shares issued pursuant to our distribution reinvestment plan). As of March 31, 2017, approximately $2.6 billion in shares of our common stock remained available for sale in the offering.
As previously disclosed, we have filed a registration statement on Form S-11 under the Securities Act of 1933, as amended (Securities Act), for a follow-on offering of our Class A Shares and Class T Shares (Follow-on Offering). There is no guarantee that the Follow-on Offering will be declared effective by the SEC at any particular time, or at all. Unless earlier terminated by our board of directors, in their discretion, we will continue to offer shares in our initial public offering until the earlier of: (i) the date on which we have sold all shares registered under our initial public offering; (ii) the effective date of the registration statement for the Follow-on Offering; or (iii) September 13, 2017. If our board of directors determines to terminate our initial public offering earlier than the dates set forth above, we will notify stockholders by filing a supplement to the prospectus with the SEC. The initial public offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the initial public offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 15 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 119 of the prospectus, and describes activity that occurred subsequent to the activity as of February 28, 2017 previously disclosed in our prospectus, Supplement No. 11 dated November 18, 2016, Supplement No. 12 dated December 7, 2016, Supplement No. 14 dated January 6, 2017, Supplement No. 15 dated February 7, 2017, and Supplement No. 16 dated March 7, 2017 to our prospectus.

Description of Real Estate Investments
As of March 31, 2017, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 118 properties, acquired for an aggregate purchase price of approximately $514.1 million, located in 31 states, consisting of eight anchored shopping centers and 110 retail properties, comprising approximately 2.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired one property between March 1, 2017 and March 31, 2017. In general, our properties are acquired through the use of proceeds from our ongoing public offering and debt borrowings.

CCPT5-SUP-19D